

January 17, 2007

Via Facsimile (212.336.4263) and U.S. Mail

Joshua Goldstein, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104

>   **RE: Orthodontix, Inc.**
>   **Schedule 14F-1 filed on December 18, 2006**
>   **File No. 005-50118**

Dear Mr. Goldstein:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to prior comment 1. We note that Section 2.5(b) of the Agreement and Plan of Reorganization (Exhibit 10.10 to the Form 8-K filed January 8, 2007) provides that shares of Protalix held by existing shareholders prior to the merger "will be converted into the right to receive such number of shares of Parent Common Stock, which…shall constitute in the aggregate, 85% of the issued and outstanding share capital of the Parent upon the Merger Effective Time" and that the Agreement requires the Parent to file an S-3 to register the resale of such shares. While you have provided your analysis as to why you believe the Parent is not a party to the merger, despite the fact that the Parent is a party to the merger agreement and is providing the merger consideration, it is unclear as to why the transaction would not be governed by the provisions applicable to a share exchange under FBCA 607.1102. Accordingly, please

provide us with a reasoned opinion of counsel that addresses why shareholder approval was not required in these circumstances.

Please direct any questions to me at (202) 551-3636 or, in may absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

Adé K. Heyliger
Attorney-Advisor
Office of Mergers and Acquisitions